04015512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN 1 7 2004
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullum & Burks Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Steve Burks, President
Cullum & Burks Securities
13355 Noel Rd. Suite 1300
Dallas, TX 75240

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

972-755-0270

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBA Group

(Name – *if individual, state last, first, middle name*)

14241 Dallas Parkway Suite 200, Dallas, TX 75254

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Burks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilmont Burks Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CULLUM & BURKS SECURITIES, INC.

December 31, 2003 and 2002

KBA GROUP | LLP
Certified
Public
Accountants

CULLUM & BURKS SECURITIES, INC.

Contents

KBA™
GROUP | LLP
Certified
Public
Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Cullum & Burks Securities, Inc.

We have audited the accompanying statements of financial condition of Cullum & Burks Securities, Inc. (a wholly-owned subsidiary of Cullum & Burks, Inc.), (the "Company") as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullum & Burks Securities, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company is in a net capital deficit position for regulatory purposes at December 31, 2003. Additionally, the Company has incurred net losses in each of the last three years. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages 12 and 13 herein, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBA Group LLP

KBA GROUP LLP
Dallas, Texas
March 19, 2004

14241 Dallas Parkway, Suite 200
Dallas, Texas 75254
Phone 972.702.8262
Fax 972.702.0673
www.kbagroupllp.com

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS

	2003	2002
Cash and cash equivalents	$ 150,482	$ 40,836
Deposit with clearing organization	10,000	10,000
Receivable from brokers and dealers	179,090	112,371
Advances receivable (including $5,750 to related parties)	10,550	-
Other receivables	6,298	-
Secured demand note collateralized by marketable securities	18,000	18,000
Property and equipment, net	32,659	34,805
Deferred income tax asset	-	6,084
Other assets	3,295	3,295
Total assets	$ 410,374	$ 225,391

LIABILITIES AND SHAREHOLDER'S EQUITY

	2003	2002
Commissions payable	$ 333,230	$ 129,305
Accounts payable and accrued expenses	37,277	14,751
Liabilities subordinated to claims of general creditors	18,000	18,000
Short-term note payable	-	6,000
Deferred income tax liability	-	716
Total liabilities	388,507	168,772
COMMITMENTS AND CONTINGENCIES (Notes B, E and F)		
SHAREHOLDER'S EQUITY		
Common stock, $.001 par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10	10
Capital in excess of par value	197,080	178,181
Accumulated deficit	(175,223)	(121,572)
Total shareholder's equity	21,867	56,619
Total liabilities and shareholder's equity	$ 410,374	$ 225,391

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions and fees	$ 2,591,646	$ 1,550,703
Other	4,376	6,203
	2,596,022	1,556,906
EXPENSES		
Commissions	2,110,155	1,255,216
Operating expenses	318,636	177,986
Payroll expenses	100,196	66,710
Occupancy	43,524	38,082
Floor brokerage and clearance fees	64,213	32,922
Depreciation	7,004	3,600
Interest	577	810
	2,644,305	1,575,326
Net loss before income tax expense	(48,283)	(18,420)
INCOME TAX EXPENSE	(5,368)	(11,672)
Net loss	$ (53,651)	$ (30,092)

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Years ended December 31, 2003 and 2002

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance at December 31, 2001	10,000	$ 10	$ 178,181	$ (91,480)	$ 86,711
Net loss	-	-	-	(30,092)	(30,092)
Balance at December 31, 2002	10,000	10	178,181	(121,572)	56,619
Capital contribution from parent	-	-	18,899	-	18,899
Net loss	-	-	-	(53,651)	(53,651)
Balance at December 31, 2003	10,000	$ 10	$ 197,080	$ (175,223)	$ 21,867

The accompanying notes are an integral part of this financial statement.

CULLUM & BURKS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (53,651)	$ (30,092)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	7,004	3,600
Change in operating assets and liabilities:		
Receivable from brokers and dealers	(66,719)	15,336
Advances receivable	(10,550)	-
Other receivables	(6,298)	-
Accounts payable and accrued expenses	22,526	2,043
Commissions payable	203,925	(103,356)
Deferred income taxes	5,368	11,672
Other assets	-	8,050
Net cash (used in) provided by operating activities	101,605	(92,747)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(4,858)	(866)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from note payable	-	15,000
Payments on note payable	(6,000)	(9,000)
Capital contribution from parent	18,899	-
Net cash provided by financing activities	12,899	6,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	109,646	(87,613)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	40,836	128,449
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 150,482	$ 40,836
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 577	$ 810
Cash paid during the year for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

CULLUM & BURKS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cullum & Burks Securities, Inc. (the Company) was incorporated on November 13, 1998 as a fully disclosed broker-dealer, serving clients primarily in Texas. The Company, a wholly-owned subsidiary of Cullum & Burks, Inc., began operations in May 1999.

Securities Transactions

The Company records all securities transactions on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Income taxes are calculated as if the Company filed on a separate return basis.

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over their estimated useful lives of 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash and cash equivalents and receivables from brokers and dealers. The cash and cash equivalents are placed in federally insured financial institutions or with brokerage houses. The receivables from brokers and dealers are routinely assessed for collectibility and for the brokerage houses' financial strength.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had negative net capital of ($12,935), and a capital deficit of ($37,637). The Company's ratio of aggregate indebtedness to net capital was also in a negative position at December 31, 2003.

Additionally, the Company has incurred losses during each of the years ended December 31, 2003, 2002 and 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2003, the Company received a capital contribution from its parent of approximately $19,000. The Company will need additional capital contributions from its parent during 2004. However, to contribute additional capital to the Company, the Parent will be required to raise capital from outside investors. There is no assurance that these capital raising activities will be successful.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002, consists of the following:

	2003	2002
Office furniture	$ 14,934	$ 14,934
Office equipment	1,324	1,150
Computer equipment	19,529	14,845
Art	17,147	17,147
	52,934	48,076
Accumulated depreciation	(20,275)	(13,271)
	$ 32,659	$ 34,805

CULLUM & BURKS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2003 and 2002

NOTE D - INCOME TAXES

At December 31, 2003 and 2002, deferred income taxes result from temporary differences as follows:

	2003	2002
Deferred tax assets:		
Accounts payable and accrued expenses	$ 71,137	$ 27,659
Net operating loss carryforward	-	20,712
	71,137	48,371
Deferred tax liabilities:		
Accounts receivable	(35,594)	(21,575)
Property and equipment	(1,912)	(716)
	(37,506)	(22,291)
Valuation Allowance	(33,631)	(20,712)
Net deferred tax	$ -	$ 5,368

NOTE E - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2003 and 2002, the Company has a $18,000 note payable pursuant to a secured demand note collateral agreement. The note bears interest at 6% and is due December 31, 2005.

The subordinated note is covered by an agreement approved by NASD Regulation, Inc., and, thus, is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's combined compliance with minimum net capital requirements, they may not be repaid to the note holder.

NOTE F - COMMITMENTS

The Company leases its office space and certain equipment under noncancelable operating leases. Future minimum payments under the noncancelable operating leases are as follows:

Year ended December 31,	
2004	$ 23,339
2005	2,939
2006	735
	$ 27,013

Total rent expense for the years ended December 31, 2003 and 2002 was approximately $44,000 and $38,000, respectively.

SUPPLEMENTAL INFORMATION

CULLUM & BURKS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

SCHEDULE 1

Net capital:	
Total shareholder's equity	$ 21,867
Add: Liabilities subordinated to claims of general creditors	18,000
Less: Nonallowable assets	(52,802)
Net capital	$ (12,935)
Aggregate indebtedness:	
Total liabilities	$ 388,507
Exclusions from aggregate indebtedness Pursuant to Rule l5c3-l:	
Deferred income taxes	-
Liabilities subordinated to claims of general creditors	(18,000)
Total aggregate indebtedness	$ 370,507
Net capital requirements equal to the greater of 6.667% of aggregate indebtedness or $5,000	$ 24,701
Capital deficit	$ (37,636)
Ratio of aggregate indebtedness to net capital	N/A
Reconciliation pursuant to Rule 17a-5(d) (4):	
Net capital as previously reported (unaudited x-17A-5)	$ 43,230
Net audit adjustments	(56,165)
Net capital, as reported herein	$ (12,935)
Aggregate indebtedness as previously reported (unaudited x-17A-5)	$ 278,985
Net audit adjustments	91,522
Aggregate indebtedness, as reported herein	$ 370,507
Stockholder's equity as previously reported (unaudited x-17A-5)	$ 68,944
Net audit adjustments	(47,077)
Stockholder's equity, as reported herein	$ 21,867

CULLUM & BURKS SECURITIES, INC.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE l5c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

SCHEDULE 2

The Company is exempt from the reserve and possession or control requirements of Rule l5c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).